UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 30, 2025

(Date of Report (Date of earliest event reported))

GRAZE, INC.
(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State of incorporation)	(IRS Employer Identification Number)

6700 Pinecrest Drive Suite 400 Plano, Texas 75024	75024
(Address of principal executive offices)	(ZIP Code)

972.598.9740

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Graze, Inc. (the "Company") is providing this update to shareholders regarding recent disruptions to corporate governance and business operations caused by a group of former insiders and purported activist investors.

This group has attempted to execute a written stockholder consent solicitation with the stated intent of removing the current Board of Directors and replacing executive leadership. The Company’s legal counsel has reviewed the matter and, based on the information currently available, has advised that the consents are invalid under Delaware law. The current Board and executive team remain in place lawfully.

This group includes former officers and affiliates who were previously under investigation by the Board for alleged misconduct. Given the timing and nature of their actions, the Company believes these efforts may be retaliatory in nature.

These individuals have taken several actions that have materially disrupted Company operations, including:

Gaining unauthorized access to the company's financial systems;

Misrepresenting themselves as Company representatives in communications with vendors and employees;

Creating confusion that has resulted in frozen bank accounts, which continues to inhibit Graze’s ability to operate severely.

Furthermore:

The Company remains locked out of its shareholder management systems, which among other issues have prevented internal verification of the purported consents submitted by the activist group.

In addition, several formal information requests issued by Company counsel to the activist group have not been satisfied.

The Company has received a request from the activist group to hold an all-shareholder special meeting. The Company has formally transmitted this request to the broker-dealer and is awaiting guidance on the proper process for facilitating such a meeting, if appropriate.

Notably, the Company does not currently have access to the necessary systems to facilitate such a shareholder meeting independently and will provide a further update once the process details are confirmed.

Despite these serious challenges, the current Board and executive team remain committed to:

•	Preserving business continuity and fulfilling customer commitments;

•	Protecting shareholder interests and upholding corporate governance standards;

•	Ensuring transparency throughout the resolution of this matter.

The board, leadership team, and employees continue to remain supportive of the company. The board and leadership team continue to defer compensation (as it has for the last year) to support the company.

The Company will continue to update investors through public filings as additional information becomes available.

 Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Notification of Late Filing to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:	/s/ Logan Fahey Franz
Title:	Director
Date:	May 30, 2025

By:	/s/ Randy Samsel
Title:	Director
Date:	May 30, 2025

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